[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 25, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Lee, Attorney-Advisor

Re:	Sears Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed May 24, 2011
File No. 333-173459

Dear Mr. Lee:

On behalf of our client, Sears Holdings Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter of June 1, 2011 regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 filed on May 24, 2011 (File No. 333-173459) (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses. Terms used herein and otherwise not defined herein have the meanings assigned to such terms in Amendment No. 2. All references to page numbers in the responses are to the pages in the marked version of Amendment No. 2.

General

1.	Please file the consent of Deloitte & Touche LLP, dated as of a latest practicable date. See Securities Act Rule 436(b).

Response: The Company has filed a consent of Deloitte & Touche LLP dated the date of Amendment No. 2. Please see Exhibit 23.7 to Amendment No. 2.

Information Incorporated by Reference, page ii

2.	Please revise to specifically incorporate by reference the Form 8-K containing Items 5.02 and 5.07 filed on May 3, 2011, as well as any other applicable Exchange Act

Charles Lee

United States Securities and Exchange Commission

July 25, 2011

report that is filed prior to the filing of the next amendment to the registration statement. To the extent you wish to incorporate all Exchange Act reports that are filed subsequent to the filing of such amendment and during the waiting period, please also revise this section pursuant to the guidance set forth in Compliance and Disclosure Interpretation, Securities Act Forms, Question 123.05.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page ii of Amendment No. 2.

Signatures

3.	We note that Michael D. Collins has resigned as your Chief Financial Officer but will remain with you through June 10, 2011. Please supplementally confirm to us that he is currently serving as the principal financial officer of each of the entities on whose behalf he has signed the registration statement in such capacity. If he is not, then please revise to include the signature of the principal financial officer of each such entity. See Instruction 1 to Signatures of Form S-4.

Response: The Company respectfully advises the Staff that Michael D. Collins was serving as the principal financial officer of each of the entities on whose behalf he signed Amendment No. 1 in such capacity at the time he signed Amendment No. 1. However, Mr. Collins is no longer serving as the principal financial officer of such entities. The Company confirms that the signature pages to Amendment No. 2 reflect the current signatories of each of the entities and his or her capacity at such entity on the date of Amendment No. 2. Please see the signature pages to Amendment No. 2.

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Charles Lee

United States Securities and Exchange Commission

July 25, 2011

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments related to the matters referenced above, please do not hesitate to contact the undersigned at (212) 403-1375 or James R. Gilmartin at (212) 403-1134 of Wachtell, Lipton, Rosen & Katz, special counsel to the Company.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ James Cole, Jr.
James Cole, Jr.
Wachtell, Lipton, Rosen & Katz

cc:	Dane A. Drobny, Sears Holdings Corporation
Dorian Williams, Sears Holdings Corporation
William K. Phelan, Sears Holdings Corporation
James R. Gilmartin, Wachtell, Lipton, Rosen & Katz